Exhibit 99.2

GAMECORP LTD. AND SUBSIDIARIES
(FORMERLY KNOWN AS EIGER TECHNOLOGY INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING

June 30, 2008

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Gamecorp Ltd. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

GAMECORP LTD. AND SUBSIDIARIES

CONTENTS

Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-17

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets

ASSETS	June 30, 2008 (unaudited)	September 30, 2007 (audited)
Current
Cash	$7,000	$-
Receivables	51,000	33,000
Notes receivable (note 4)	239,000	624,000
Note receivable – related parties (note 5)	493,000	-
Investments (note 8)	120,000	-
Prepaid expenses and sundry assets	7,000	3,000
Total Current Assets	917,000	660,000

Property and equipment (note 7)	44,000	50,000
Advance to corporation (note 9)	16,000	16,000
Notes receivable (note 4)	149,000	-
Investments (note 8)	1,642,000	207,000
Due from related parties (note 10)	408,000	2,936,000

Total Assets	$3,176,000	$3,869,000
LIABILITIES
Current
Bank indebtedness	$-	$6,000
Accounts payable and accrued charges	262,000	368,000
Notes payable (note 12)	628,000	-
Current portion of derivative financial instrument (note 11)	-	1,777,000
Due to related parties (note 10)	134,000	-
Unissued share liability (note 13)	615,000	-
Current liability of discontinued operations (note 6)	-	702,000
Total Current Liabilities	1,639,000	2,853,000

Derivative financial instrument (note 11)	-	2,880,000

Total Liabilities	1,639,000	5,733,000
Commitments and contingencies (note 13)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 14)	44,286,000	44,286,000
Contributed surplus (note 14c)	1,278,000	1,278,000
Accumulated deficit	(43,997,000)	(47,428,000)
Accumulated other comprehensive income	(30,000)	-
Total Shareholders’ Equity (Deficiency)	1,537,000	(1,864,000)
Total Liabilities and Shareholders’ Equity (Deficiency)	$3,176,000	$3,869,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS”	“STEPHEN DULMAGE”
DIRECTOR	DIRECTOR

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations

	For the Three Months Ended June 30, 2008	For the Nine Months Ended June 30, 2008	For the Three Months Ended June 30, 2007	For the Nine Months Ended June 30, 2007
Revenues	$94,000	$245,000	$-	$-
Expenses
General and administrative	296,000	762,000	1,041,000	1,441,000
Amortization of property and equipment	3,000	8,000	3,000	9,000
Total Expenses	299,000	770,000	1,044,000	1,450,000
Loss from Operations	(205,000)	(525,000)	(1,044,000)	(1,450,000)
Other Income (Expenses)
Fair value adjustment to derivative financial instrument (note 11)	-	3,404,000	(2,528,000)	(5,032,000)
Gain (loss) on disposal of investments (note 8)	-	657,000	-	(569,000)
Equity share of loss of investee	(60,000)	(132,000)	(229,000)	(155,000)
Gain on dilution	-	-	-	4,213,000
Total Other Income (Expenses)	(60,000)	3,929,000	(2,757,000)	(1,543,000)
Earnings (Loss) from Continuing Operations
before Income Taxes	(265,000)	3,404,000	(3,801,000)	(2,993,000)
Provision for income taxes	-	-	-	5,000
Earnings (Loss) before Non-Controlling Interests	(265,000)	3,404,000	(3,801,000)	(2,998,000)
Non-controlling interests			(31,000)	-
Earnings (Loss) from Continuing Operations	(265,000)	3,404,000	(3,832,000)	(2,998,000)

Earnings from Discontinued Operations (no tax effect) (note 6)	20,000	27,000	-	-
Net Earnings (Loss)	(245,000)	3,431,000	(3,832,000)	(2,998,000)
Deficit – beginning of period	(43,752,000)	(47,428,000)	(44,738,000)	(45,572,000)
Deficit – end of period	$(43,997,000)	$(43,997,000)	$(48,570,000)	$(48,570,000)
Earnings (loss) Per Weighted Average Number of Shares Outstanding – Basic
Continuing Operations	$(0.063)	$0.806	$(0.93)	$(0.756)
Net Earnings	$(0.058)	$0.810	$(0.93)	$(0.756)
Weighted Average Number of Shares Outstanding – Basic	4,230,205	4,233,764	4,137,215	3,967,009

Other Comprehensive Income (Loss):
Net earnings (loss)	$(245,000)	$3,431,000	$(3,832,000)	$(2,998,000)
Add: Unrealized holding loss on marketable securities	(30,000)	(30,000)	-	-

Other Comprehensive Income (Loss)	$(275,000)	$3,401,000	$(3,832,000)	$(2,998,000)

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three and Nine Month Periods Ended June 30

	For the Three Months Ended June 30, 2008	For the Nine Months Ended June 30, 2008	For the Three Months Ended June 30, 2007	For the Nine Months Ended June 30, 2007
Cash Flows from Operating Activities
Net Earnings (Loss) from continuing operations	$(265,000)	$3,404,000	$1,004,000	$834,000
Adjustments for:
Amortization of property and equipment	3,000	8,000	3,000	-
Share of equity loss of investee	60,000	132,000	74,000	74,000
Stock based compensation	-	-	(441,000)	(441,000)
Gain on dilution	-	-	(4,213,000)	(4,213,000)
Fair value adjustment on derivative financial instrument	-	(3,404,000)	2,504,000	2,504,000
Gain (loss) on disposal of investments	-	(657,000)	569,000	569,000
Changes in Non-Cash Working Capital:
Accounts receivable	37,000	(18,000)	(112,000)	(60,000)
Prepaid expenses and sundry assets	3,000	(4,000)	21,000	27,000
Income taxes recovery	-	-	12,000	-
Accounts payables and accruals	(147,000)	(170,000)	(423,000)	(699,000)
Deferred revenue	-	-	(700,000)	(458,000)
Net funds used in continuing operating activities	(309,000)	(709,000)	(2,289,000)	(2,294,000)
Net earnings from discontinued operations	-	-	-	-
Adjustments for:
Liabilities of discontinued operations	(250,000)	(702,000)	-	-
Cash Flows from Investing Activities:
Increase in investments	(314,000)	(900,000)	-	-
Decrease in advances to related parties, net	752,000	2,262,000	-	-
Proceeds from sale of investments	-	331,000	800,000	800,000
Proceeds from sale of property and equip.	-	-	863,000	924,000
Purchase of property and equip.	(2,000)	(2,000)	-	-
Decrease in notes payable	(385,000)	(385,000)		-
Decrease in note receivable	154,000	(257,000)		-
Net funds provided by investing activities	205,000	843,576	1,663,000	1,724,000
Cash Flows from Financing Activities:
Bank indebtedness	(14,000)	(6,000)	-	-
Proceeds received on private placement	375,000	375,000	-	-
Non-controlling interests	-	-	723,000	649,000
Net funds provided by financing activities	361,000	369,000	723,000	649,000
Net Increase in Cash	7,000	7,000	97,000	75,000
Cash – beginning of period	-	-	80,000	102,000
Cash – end of period	$7,000	$7,000	$177,000	$177,000

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

1.      Organization and Nature of Business

Gamecorp Ltd. (formerly known as Eiger Technology, Inc.) (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  The Company is listed as an issuer on the CNQ Exchange under the symbol GAME and on the Over-the-Counter Bulletin Board in the United States under the symbol GAIMF. The Company changed its name to Gamecorp Ltd. on June 26, 2008

The Company has two categories of investments. The first is in the gaming sector through its investments in Racino Royale, Inc. (“Racino”) (which trades on the NASD Over-the-Counter Bulletin Board under the symbol RCNR), Trackpower, Inc. (“Trackpower”) (which trades on the OTCBB under the symbol TPWR) and Baymount Incorporated (“Baymount”) (trading on the TSX Venture Exchange under the symbol BYM). The second category is in the technology sector through its investment in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange under the symbol NLI).

Racino

Racino is developing Latin American gaming opportunities through its wholly owned subsidiary InterAmerican Gaming Corp. During the three month period ended June 30, 2008, the Company increased its ownership interest in Racino from 28% to 38%. Racino and the Company have certain common officers and directors.

Trackpower

The Company holds an 8% ownership interest in Trackpower which is being reorganized and will focus on distributing live horseracing signals in Latin America through a recently acquired license. Trackpower and the Company have certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Canada and the Company holds a 1% ownership interest in Baymount. Baymount and the Company have a common director.

Newlook

The Company regards the Newlook investment as a legacy investment venture which will be disposed of over the medium term in order to generate cash proceeds for investment purposes in the gaming sector. At June 30, 2008 the Company held an 18% interest in Newlook. During fiscal 2007, management made a decision to categorize this investment as discontinued operations (note 6).

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $722,000 and an accumulated deficit of $43,997,000 as at June 30, 2008.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 16, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gamecorp and its subsidiaries as listed in note 15 and are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

b)	Marketable Securities

Marketable securities consist of publicly traded securities that are available for sale that are carried at fair market value. Unrealized gains or losses are recorded through other comprehensive income.

c)	Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the under noted annual rates and methods:

Furniture and Fixtures                                                                 20%Declining Balance
Computer Equipment                                                                  30%Declining Balance

d)    Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

   e)     Long-Lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value.  No impairments have been recorded.

f)	Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

g)	Sales of Shares by Investees

When an investee sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

h)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

i)	Net Earnings (Loss) Per Share

Basic net earnings (loss) per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted net earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted net earnings (loss) per share calculation. The diluted net earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net earnings (loss) per share. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

j)     Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

k)	Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at historical rates.  Revenues and expenses, except for amortization, are translated at average year rates.  Exchange gains and losses arising from the translation of monetary assets and liabilities are included in the determination of income for the period.

4.	Notes Receivable

	June 30, 2008	September 30, 2007
Function Mobile	$90,000	$-
Former optionees	298,000	-
Foundation Ventures Leasing	-	624,000
Total	388,000	624,000
Less: current portion	(239,000)	(624,000)
Long term	$149,000	$-

Function Mobile:

The Company has agreed to loan Function Mobile (an arm’s length party) up to $120,000 at 18%, on a convertible basis, until the earlier of January 31, 2009 or when Function Mobile becomes publicly traded. As at June 30, 2008 the Company had loaned Function Mobile $90,000.

Former Optionees:

On March 31, 2008, the Company sold 2,982,000 Newlook common shares to third parties that had previously held an option to acquire the Newlook securities (note 8d). The purchase price was $298,000 being the same price per share as the cancelled option exercise price. In payment the third parties provided non-interest bearing promissory notes totaling $298,000 payable in four installments on each of September 8, 2008, March 8, 2009, September 8, 2009 and March 8, 2010.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

Foundation Ventures Leasing:

On August 8, 2007, the Company disposed of 14,021,600 shares of Racino to Foundation Ventures Leasing (“Foundation”) in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). Foundation pledged 12,619,460 Racino shares to the Company as security for the note. The note was non-interest bearing and the repayment as follows:

At September 30, 2007, the secured note receivable was reduced to $624,000 but was in default.

On January 8, 2008, the August 8, 2007 agreement was amended.  The Company sold 2,620,000 shares of Racino for the amounts received under the note ($131,000) and Foundation returned the balance of the 11,401,600 Racino shares to Gamecorp in exchange for the remainder of the $624,000 note receivable. At June 30, 2008 there were no amounts outstanding under the note.

5.	Note Receivable – Related Party

The Company provided Lumonall, Inc., (a related entity due to certain officers and director in common with the Company) a $493,000 secured demand loan. The Company received a 5% commitment fee and the note earns interest at Prime + 3% per annum.

6.	Discontinued Operations

During fiscal 2007, the Company decided to regard its investment in Newlook as discontinued operations.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Nine Months Ended
	June 30, 2008	June 30, 2007
Equity share of earnings	$27,000	-
Income taxes	-	-
Earnings from discontinued operations	$27,000	$-

The consolidated balance sheets include the following current liabilities of discontinued operations:

	June 30, 2008	September 30, 2007
Current liabilities	$-	$702,000
Liabilities of discontinued operations	$-	$702,000

GAMECORP LTD. AND SUBSIDIARIES

7.     Property and Equipment

	Cost	Accumulated Amortization	June 30, 2008 Net Book Value	September 30, 2007 Net Book Value
Furniture and fixtures	$144,000	$103,000	$41,000	$46,000
Computer equipment	5,000	2,000	3,000	4,000
	$149,000	$105,000	$44,000	$50,000

8.     Investments

a) Baymount

The Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. The Company paid $150,000 in cash to acquire the shares. There are approximately 139,000,000 Baymount shares outstanding. Baymount is a public entity trading on the TSX Venture Exchange under the symbol BYM. The Baymount shares are carried at fair value $120,000 based on the closing share price of $0.08 per share. The Company has recorded a $30,000 unrealized holding loss on marketable securities in accumulated other comprehensive income.

b) Racino

Although the Company’s investment in Racino was $nil on September 30, 2007 it held 3,213,000 Racino common shares.  On January 8, 2008 the Company received 11,401,600 common shares (valued at $567,000) from Foundation upon the renegotiation of its purchase agreement. The Company disposed of 1,200,000 common shares for cash proceeds of $59,000 and acquired an additional 8,000,000 common shares in exchange for $400,000 in repayment of recent cash advances made by the Company to Racino. At June 30, 2008 the Company holds 21,414,600 Racino common shares representing a 38% ownership interest. The Company uses the equity accounting method for it’s investment in Racino.

During the quarter ended June 30, 2008 the Company recorded $60,000 as its share of Racino losses. Year to date the Company has recorded $132,000 in Racino equity accounting losses.

As of June 30, 2008, the carrying value of the Company’s investment in Racino was $834,000.

c) Trackpower

On January 18, 2008, the Company acquired 200,000,000 common shares of Trackpower (an entity which has certain common officers and directors with the Company) and the trade name Gamecorp, for a cash payment of $200,000. The Company controls 8% of the voting stock of Trackpower. The Company uses the cost method for its investment in Trackpower and the carrying value as of June 30, 2008 was $200,000.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

d) Newlook

As of December 31, 2007, the Newlook investment balance was $212,000 and consisted of 10,040,000 common shares.

In fiscal 2007, the Company issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future. On March 18, 2008 1,970,000 of the above noted options were exercised. On March 31, 2008, the Company negotiated with the optionees to cancel all outstanding options. The Company agreed to pay a cancellation fee of $0.30 per option on 4,178,000 options and effectively retain title to 4,178,000 Newlook common shares (note 12). The Company acquired 962,500 Newlook common shares through open market purchases and otherwise. The Company also disposed of 3,702,000 Newlook common shares to optionees and a related entity, see Notes 4 and 5. As of June 30, 2008, the Company holds 5,330,500 Newlook common shares representing a 18% ownership interest. The Company uses the equity method to account for its investment in Newlook.

During the three month period ended June 30, 2008, the Company recorded $20,000 as its share of equity earnings in Newlook. Year to date the Company has recorded $27,000 as its share of equity earnings. Such share of earnings has been recorded within discontinued operations (Note 6). The carrying value of the Newlook investment at June 30, 2008 was $607,000.

9.	Advance to Corporation

	June 30, 2008	September 30, 2007

Advance to Lexatec VR Systems Inc.	$16,000	$16,000

The advance is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings

10.	Due from/to Related Parties

As at June 30, 2008, amounts due from related parties are as follows:

Racino and subsidiaries	$308,000
Trackpower	100,000
$408,000

Amounts due from Racino or Trackpower are non-interest bearing, unsecured and have no specific repayment dates.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

As at June 30, 2008, amounts due to related parties are:

Newlook and subsidiaries	$134,000

The Company pays Newlook interest at Prime + 2%. The amounts however are unsecured and have no specific repayment dates.

11.	Derivative Financial Instrument

During January 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. During fiscal 2007 4,000,000 options were exercised leaving 10,040,000 outstanding at September 30, 2007.

On March 31, 2008, the Company agreed with the optionees to cancel all remaining options. 4,178,000 options were cancelled by the Company agreeing to pay a $0.30 cancellation fee per option (totaling $1,253,400) payable equally over 5 consecutive months beginning on May 1, 2008 (note 12). The Company also cancelled 3,702,000 options in exchange for 3,702,000 common shares (see notes 4, 5 and 8d).

Due to the cancellation of all outstanding options the Company recorded a net gain of $3,404,000.

12.   Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,400 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options (note 8d). Pursuant to the terms of the note, the Company is obligated to pay $250,680 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of June 30, 2008, the Company reduced the promissory notes with cash payments totaling $385,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. At June 30, 2008, the Company owed $628,000 under these promissory notes.

13.   Unissued Share liability

During the three month period ended June 30, 2008, the Company received $375,000 in cash from investors under $0.25 per share common stock share subscriptions and agreed to issue common stock in lieu of $240,000 promissory note. As of June 30, 2008, the private placement had not yet closed and accordingly the Company recorded a total of $615,000 as an unissued share liability. The Company is obligated to issue 2,460,000 post-consolidation common shares to settle this liability. At closing the unissued share liability will be transferred to common shares.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

14.   Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to this claim. Management believes that damages resulting from this claim would be immaterial, if any.

15.   Share Capital

Authorized: 10,000,000 Common Shares without par value

On June 24, 2008, the Company completed a share consolidation on a one post consolidation common share for ten pre-consolidation shares.

Issued:
	No. of Shares	Amount
September 30, 2007	42,430,174	$44,398,000
Cancelled prior to consolidation	(128,125)	-
Cancelled due to consolidation	(42,302,049)	-
Issued due to consolidation	4,230,205	-
June 30, 2008	4,230,205	44,398,000
Treasury shares	(4,112)	(22,000)
Warrants	-	(90,000)
	4,226,093	$44,286,000

a)    Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer ("CEO") under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued.

Stock options outstanding on June 24, 2008, were adjusted for a common share consolidation, 2,371,000 stock options outstanding were adjusted to 237,100 outstanding.

The following is a continuity schedule of outstanding options for the nine month period ended June 30, 2008, where “WAEP” refers to weighted average exercise price.

	No. of Options	WAEP
September 30, 2007	2,791,000	$0.63
Expired	(420,000)	0.55
Adjustment arising from share consolidation	(2,133,900)	-

June 30, 2008	237,100	$6.50

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

b) Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

Warrants outstanding on June 24, 2008, were adjusted for a common share consolidation, 10,710,000 warrants were adjusted to 1,071,000 outstanding.

The following is a continuity schedule of outstanding warrants for the nine month period ended June 30, 2008.

	No. of Warrants	WAEP
September 30, 2007	10,710,000	0.50
Expired	(3,570,000)	(0.25)
Adjustment arising from share consolidation	(6,426,000)	-

June 30, 2008	714,000	$6.25

The following table summarizes purchase warrants information outstanding at June 30, 2008.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
357,000	May 7, 2009	May 7, 2008	5.00
357,000	May 7, 2010	May 7, 2009	7.50
714,000			$6.25

   c) Contributed Surplus

Contributed surplus of $1,278,000 represents stock-based compensation of $1,188,000 and fair value of warrants issued during fiscal 2007 of $90,000.

16.	Subsidiaries and Related Party Transactions

The Company is related to the following corporations:

Name of Corporation                                                        Nature of Relationship

Alexa Properties Inc.*                                                        100% Subsidiary

ETIFF Holdings LLC*                                                       100% Subsidiary

Racino Royale, Inc.                         38% Investment of ETIFF Holdings LLC (See note 4)

Trackpower, Inc.                                                            8% Investment

Baymount Incorporated                                                         1% Investment

Newlook Industries Corp.                       18% Investment

* Inactive or holding company only

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the three and nine month periods ended June 30, 2008 totaled $134,000 and $355,000, respectively.

Included in the $262,000 accounts payable is a payable to directors, officers or corporations owned by management personnel of $131,000.

17.	Reconciliation Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its financial position or results of operations.

On May 2, 2007 the FASB issued FASB Interpretation ("FIN") No. 48-1, "Definition of Settlement in FASB Interpretation 48" ("FIN 48-1"). FIN 48-1 amends FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.  109", to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  The guidance in FIN 48-1 shall be applied upon the initial adoption of FIN 48. The Company is currently assessing the potential impacts of implementing this standard.

In  May  2007,  the  FASB  issued  a  FSP  on  FIN 46(R)-7, "Application of FASB Interpretation  No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No.  46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts  for  its  investments  in  accordance  with the specialized accounting guidance  in  the  Guide.  The Company is currently assessing the potential impacts of implementing this standard.

In  June  2007, the American Institute of Certified Public Accountants ("AICPA") issued  Statement  of Position ("SOP") No. 07-1, ''Clarification of the Scope of the  Audit  and  Accounting  Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No.  07-1 clarifies when an entity may apply the provisions of the Audit and Accounting Guide for Investment Companies (the "Guide").  Investment  companies  that  are within the scope of the Guide report investments  at  fair

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007 with early adoption encouraged.  The Company is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133” (“SFAS 161”). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and the cash flows. SFAS 161 applies to all derivative instruments within the

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2008

scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entity’s with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

18.    Segmented Information

The Company operates in only one segment known as Corporate.

19.   Comparative Figures

Certain figures for the three and nine month period ended June 30, 2007 have been reclassified in order to conform with the current year's financial statement presentation.

20.   Subsequent Events

Transfer of Loans

On July 31, 2008 the Company transferred loans provided to Function Mobile Inc. ($96,000) and Lumonall Inc., a related party by virtue of common officers and directors, ($495,000) to its investee Newlook.

Private Placement

As of August 25, 2008, the Company has received common stock share subscriptions totalling $900,000 under a proposed private placement. The Company has also received approval for an extension to close the private placement until September 27, 2008. The Company is obligated to issue 3,600,000 post-consolidation common shares under the private placement.